MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF 2015

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

The following management’s discussion and analysis ("MD&A"), which is dated as of August 12, 2015, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six-month periods ended June 30, 2015 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six-month periods ended June 30, 2015 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2014 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this document, cash costs, all-in-sustaining costs, gold margin and EBITDA are non-International Financial Reporting Standards measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

SECOND QUARTER OF 2015 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2015, and corresponding periods in 2014 as well as the first quarter of 2015:

	Q2 2015	Q2 2014	Q1 2015	H1 2015[4]	H1 2014[4]
Selected Financial Data
Revenues	42,597	26,534	41,003	83,600	56,973
Total mine operating expenses[1]	(28,068)	(22,242)	(24,281)	(52,349)	(46,640)
Gross earnings from operations	14,529	4,292	16,722	31,251	10,333
Net income/(loss) before impairment charge[2]	1,534	(2,998)	6,780	8,314	(3,702)
Net (loss)/income	(48,666)	(2,998)	6,780	(41,886)	(3,702)
Basic net (loss)/earnings per share ($/share)	(0.19)	(0.01)	0.03	(0.17)	(0.01)
Key Operating Statistics
Average gold price received ($/oz)	1,194	1,292	1,208	1,201	1,267
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
Gold production (oz)	34,325	21,431	35,943	70,268	41,568
All-in sustaining cost per ounce ($/oz)	701	945	581	643	902
Cash cost per ounce ($/oz)	587	764	527	558	794
Gold margin ($/oz)	607	528	681	643	473
Financial Position
Cash and cash equivalents	9,270	6,460	3,024	9,270	6,460
Gold bullion inventory at market value[3]	1,875	2,476	4,922	1,875	2,476
Total assets	879,510	861,162	903,489	879,510	861,162
Long term debt	165,591	160,827	204,055	165,591	160,827

(1)	Includes depletion and depreciation.
(2)	An impairment charge of $50,200 were recognized in Q2 2015. Refer to the Namoya - Mine Under Construction section below for additional information.
(3)	This represents 1,601 ounces of gold bullion inventory, with a total cost of $877 per ounce, shown at the June 30, 2015 closing market price of $1,171 per ounce of gold.
(4)	For the purposes herein, "H1 2015" refers to the six month period ended June 30, 2015 and "H1 2014" refers to the six month period ended June 30, 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

•	Revenues during the three and six-month periods ended June 30, 2015 were $42,597 and $83,600, respectively, compared with revenues of $26,534 and $56,973, respectively, for the corresponding periods in 2014. During the second quarter of 2015, ounces of gold sold increased by 74% to 35,665 ounces compared to sales of 20,537 ounces during the second quarter of 2014. The average gold price per ounce sold in the quarter was $1,194 compared to an average price of $1,292 per ounce obtained during the corresponding prior year period.

•	Mine operating expenses, including depletion and depreciation, for the three and six-month periods ended June 30, 2015 were $28,068 and $52,349, respectively, compared to $22,242 and $46,640 for the respective three and six-month periods ended June 30, 2014. The increase in costs during the 2015 three and six month periods was due to higher depreciation and depletion as a result of increased production and expansion assets commissioned in mid-2014,and increased milling throughput for a total of 428,661 tonnes and 857,505 tonnes, respectively, compared to 340,654 and 593,344, respectively, in the corresponding prior year periods. Additionally, the timing of production versus gold sales and the resulting inventory adjustment impacted the mine operating expenses.

•	Gross earnings from operations for the respective three and six-month periods ended June 30, 2015, were $14,529 and $31,251, respectively, compared to $4,292 and $10,333, respectively, for the corresponding periods of 2014. The 74% higher gold sales during Q2 2015 compared to Q2 2014, with a corresponding 26% increase in mine operating expenses translated into improving gross margins by over 238%. The gross earnings increase was partially offset by the decrease in revenue per ounce, resulting in a gold margin per ounce increase from $528 per ounce in the second quarter of 2014 to $607 per ounce in the second quarter of 2015.

•	Cash costs on a sales basis for H1 2015 were $558 per ounce, a reduction of 30% from $794 per ounce in H1 2014. Cash costs per ounce on a sales basis for the second quarter of 2015 were $587 per ounce of gold (compared to $764 per ounce of gold for the second quarter of 2014 and $527 per ounce for the first quarter of 2015). Cash costs for the second quarter of 2015 were lower than the prior year quarter as a result of continued levels of increased productivity at Twangiza. Consistent with the first quarter of 2015, Twangiza maintained steady state production levels and normalized production costs in line with life of mine expectations as well as benefits from the reductions in diesel pricing.

•	All-in sustaining costs were $643 per ounce for H1 2015, a 29% reduction from $902 per ounce in H1 2014. All-in sustaining costs were $701 per ounce for the second quarter of 2015 (compared to $945 per ounce of gold for the second quarter of 2014 and $581 per ounce for the first quarter of 2015).

•	In April 2015, the Company closed the remaining $70 million of the $90 million financing, the agreements for which were signed in the first quarter of 2015 (refer to corporate development below). With the completion of these transactions in April 2015, the Company replaced short-term debt with longer term facilities and improved its financial leverage.

(II) OPERATIONAL - TWANGIZA

•	During the second quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over eighteen months and 7.5 million LTI free hours since the last recorded LTI.

•	During the second quarter of 2015, the plant at the Twangiza Mine processed 428,661 tonnes of ore (compared to 340,654 tonnes during the second quarter of 2014 and 428,844 tonnes in the first quarter 2015), maintaining the first quarter of 2015 achievement of 101% of design capacity. Ongoing debottlenecking and incremental process improvements allowed for throughput levels to be maintained while increasing the proportion of non-oxide material to an average of 43% for the quarter. Ore was processed during the second quarter of 2015 at an indicated head grade of 3.01 g/t Au (compared to 2.44 g/t Au during the second quarter of 2014 and 3.21 g/t Au during the first quarter of 2015) with a recovery rate of 82.2% (compared to 84.3% during the second quarter of 2014 and 80.7% in first quarter 2015) to produce 34,325 ounces (compared to 21,431 ounces during the second quarter of 2014 and 35,943 ounces in first quarter 2015) of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q2 2015	Change		Q2 2014
	($000's)	(%)		($000's)
Additions[1]	15,847	(30%	)	22,557
Impairment[2]	(50,200)	100%		-
Balance as at June 30	396,365	4%		380,405

(1)	Net of pre-commercial revenue of $11,705 and $6,411 in Q2 2015 and Q2 2014, respectively.
(2)	Refer to the Namoya - Mine Under Construction section below for additional information.

•	During the second quarter of 2015, the Namoya Mine produced 10,525 ounces of gold from a total of 330,267 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.53 g/t Au. Stacking levels at the beginning of the second quarter decreased substantially from those achieved in March 2015, as a result of the impact of modifying the mine plan to allow for earlier access to the Kakula reserve pit as well as the adverse impact of unseasonably high rains on the delivery of materials and supplies.

•	During the second half of June and early July, Namoya achieved stacking rates in excess of 5,000 tonnes per day ("tpd") leading to material stacked in July of 151,026 tonnes. Further improvements are expected in August and September. Namoya’s focus is on ore delivery in order to support the increases in the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction. Management will continually assess the optimal utilization of the Carbon-In-Leach (“CIL”) circuit as ongoing ore extraction enhances expectation with respect to fines content and the heap leach circuit is optimized.

•	For the third quarter of 2015, Namoya is preparing for the delivery of the CAT 777 mining fleet additions in early September and commissioning in phases starting in September. The Namoya Summit has been cleared for delineation and is planned to be ready for production activities during the fourth quarter of 2015.

(IV) EXPLORATION

•	Consistent with the first quarter of 2015, exploration activities in the second quarter of 2015 were limited as the Company focused on development at Namoya and incremental operational achievements at Twangiza. Target drilling has commenced for the Namoya Summit related targets in the third quarter of 2015.

(V) CORPORATE DEVELOPMENT

•	In April 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, which had been signed in February 2015. The forward sale transaction provides for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

•	In April 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provides for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

TWANGIZA MINE

Twangiza focused on debottlenecking during the second quarter of 2015, and incrementally improved the processing of ore with the ongoing blending of non-oxide material. This focus allowed for the operation to maintain throughput at the annualized design capacity of 1.7 Mtpa, while increasing the proportion of non-oxide material to an average of 43% for the quarter. The increase in mineral reserves (see Banro’s June 8, 2015 press release), together with the plant's success in maintaining annualized throughput levels through two consecutive quarters, provides confidence in the plant's ability to maintain current performance levels. Similar to the first quarter, mine productivity allowed for the availability of high grade ore in addition to appropriate blending of oxide and non-oxide material. Twangiza management will continue to focus on process optimization to secure reliable throughput levels that can be maintained through the rainy season.

TWANGIZA MINE	Q2 2015	Q1 2015	Prior Quarter Change %	Q2 2014	Prior Year Change %
Gold sales (oz)	35,665	33,956	5%	20,537	74%
Gold produced (oz)	34,325	35,943	(5%)	21,431	60%
Material mined (t)	770,162	975,716	(21%)	871,849	(12%)
Ore mined (t)[1]	548,175	632,264	(13%)	485,276	13%
Valley fill mined (t)	-	-	-	-	-
Waste mined (t)	221,987	343,452	(35%)	386,573	(43%)
Strip ratio (t:t)[2]	0.41	0.54	(25%)	0.80	(49%)
Ore milled (t)[1]	428,661	428,844	(0%)	340,654	26%
Head grade (g/t Au)[3]	3.01	3.21	(6%)	2.44	23%
Recovery (%)	82.20	80.7	2%	84.30	(2%)
Cash cost per ounce ($US/oz)	587	527	11%	764	(23%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.

In the second quarter of 2015, Twangiza achieved production levels above the 2015 monthly average production guidance of 9,000 ounces per month. Cash costs during the quarter were 11% higher than the first quarter of 2015 and represented a 23% reduction from the second quarter of 2014. Similar to recent quarters, the improved operating results continue to be driven by the ability for the operations to achieve design production levels throughout the operations. Mill throughput was the most significant contributor which had a 26% increase in tonnage compared to the same prior year period with gross spending on processing only increasing by approximately 3%.

Gross spending and unit costs for Q2 2015 in comparison to Q1 2015 and Q2 2014 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	Q2 2015	Q1 2015	Q2 2014	Q2 2015	Q1 2015	Q2 2014
Mining Costs	4,495	4,503	3,060	10.5	10.5	9.0
Processing Costs	9,252	9,679	8,999	21.6	22.6	26.4
Overhead	5,269	4,955	4,412	12.3	11.6	13.0
Inventory Adjustments	1,927	(1,242)	(774)	4.5	(2.9)	(2.3)
Total mine operating cost	20,943	17,895	15,697	48.9	41.8	46.1
Total tonnes milled (tonnes)	428,661	428,844	340,654

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Mining

A total of 770,162 tonnes of material (Q2 2014 – 871,849 tonnes) were mined during the three month period ended June 30, 2015. Total ore mined was 548,175 tonnes (Q2 2014 – 485,276 tonnes). The strip ratio for the second quarter of 2015 decreased to 0.41 as compared to 0.8 during the second quarter of 2014 in accordance with the mine schedule. The mining cost per tonne milled during the second quarter of 2015 remained consistent with the first quarter of 2015 at $10.5 per tonne milled.

Processing & Engineering

For the three month period ended June 30, 2015, the plant at the Twangiza Mine processed 428,661 tonnes of ore (Q2 2014 – 340,654 tonnes), representing a 26% increase over the prior year period, as the operations continued to exceed the annualized rate of 1.7 Mtpa. Increased throughput levels reduced the processing cost per tonne milled from $26.4 per tonne to $21.6 per tonne, representing a decrease of 18%. The Twangiza plant once again displayed its operational capability by running above design capacity and successfully processing an increasing proportion of non-oxide material (43% of total Q2 2015 feed). Recoveries of 82.2% during the period decreased compared to the corresponding prior year of 84.3% . As the plant processed increased levels of non-oxide material, site management continues to carry out activities to improve the recoveries. The processing costs were $0.25 million higher compared to Q2 2014 as a result of the 26% increase in throughput, partially offset by lower power costs per tonne due to lower realized diesel prices. Economies of scale allow the operation to benefit significantly from the increased throughput and production rates.

Sustaining Capital Activities

Capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the Tailings Management Facility (“TMF”). Mobile fleet upgrades during the quarter included the replacement of critical components of the existing fleet. TMF construction continued at increasing activity levels, with activity levels expected to increase during the third quarter of 2015 based on the availability of appropriate waste material from mining activities.

Cash cost and All-in sustaining cost

Cash costs per ounce for the second quarter of 2015 were significantly lower than the prior year period, primarily due to increased sales of 15,128 ounces or 74%, due to increased production over the second quarter of 2014, while gross spending increased slightly as a result of higher throughput in line with the design capacity of the mill. The all-in sustaining cost decreased from $945 in Q2 2014 to $701 per ounce in Q2 2015, primarily due to the lower cash cost as well as lower sustaining capital per ounce.

Cash Cost per ounce sold	($US/ounce)
	Q2 2015	Q1 2015	Q2 2014
Mining Costs	126	133	149
Processing Costs	259	285	438
Overhead	148	146	215
Inventory Adjustments	54	(37)	(38)
Total cash costs per ounce	587	527	764
Total ounces sold (ounces)	35,665	33,956	20,537
All-in sustaining costs per ounce	701	581	945

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

NAMOYA - MINE UNDER CONSTRUCTION

During the second quarter of 2015, Namoya continued to ramp up towards commercial production levels. The modification in the mine plan late in the first quarter impacted ore availability early in the second quarter as the mine fleet focused on waste removal in order to allow for increased access to mining faces when the first additions to the mobile fleet were commissioned in late May. This contributed to a decrease in the stacking level in April to 57,211 tonnes, which subsequently increased to 130,974 tonnes in May and 142,082 tonnes in June. The significant decrease in stacking levels from March's 103,163 tonnes to April was also driven by the adverse impact of unseasonably high rains which interrupted supply routes and the ability to deliver procured materials and supplies. The availability of ore from mining activities and the available medium grade stockpile material resulted in the stacking of ore with an average grade of 1.53 g/t Au. Based on current mining activities, the proportion of fines content has decreased, allowing for improvement in the quality of agglomerated material. The CIL circuit was not utilized during the second quarter of 2015 as the focus of the operations continues to be the improvements to the heap leach processing circuit. Site management is continuing to implement process modifications and upgrades, which are resulting in significant progress toward steady-state operating levels. Namoya poured 3,114 ounces in April, 3,315 ounces in May and 4,096 ounces in June, for a second quarter 2015 total of 10,525 ounces of gold.

During the second half of June and early July, Namoya achieved stacking rates in excess of 5,000 tonnes per day ("tpd") leading to material stacked in July of 151,026 tonnes. Further improvements are expected in August and September. As Namoya progresses through the third quarter of 2015, the contributions from the second stage of the additional mobile fleet, and delivery of the currently procured third stage, will allow the operation to advance more quickly with a number of mining activities, including waste stripping which was re-sequenced following the delay in financing. The resulting improvement in ore access in multiple pits, will support continuous increases in stacking rates following the currently commissioned process upgrades early in the third quarter.

Heap leach operations require several months of continuous percolation to fully recover the leachable gold. Thus, the process advancements from the second quarter, together with ongoing improvements to the heap leach circuit, are projected to result in monthly gold production of approximately 9,000 ounces once steady-state operating levels are achieved during Q4 2015.

During the second quarter of 2015, the Company recorded an impairment charge totalling $50.2 million against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $396 million as at June 30, 2015. As at June 30, 2015, the impairment charges in relation to the Namoya Mine, represent approximately 5% of the Company’s pre-impairment total assets and approximately 11% of the pre-impairment Mine Under Construction balance.

The impairment charge recorded was due to the aggregate adverse impact of the deterioration of the long term gold price outlook, the Namoya stream, and the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing and the redesign of the plant.

Under International Financial Reporting Standards (“IFRS”), in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges, as at June 30, 2015, the Mine Under Construction balance included over $70 million of borrowing costs, $20 million of depreciation and approximately $28 million of pre-commercial operating losses. The recorded $50.2 million impairment charge was less than the amount of the above indirect project development costs, indicating that the Namoya project development costs are recoverable under the prevailing market conditions.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya as well as the seasonality of exploration activities in the DRC, exploration activities during the second quarter of 2015 involved the provision of support by the geological teams for production related activities at the two mine sites, the use of small teams focused on new oxide target generation activities in Lugushwa and Kamituga as a follow up to the Q1 target prioritization reviews and ground maintenance activities.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow full delineation of mineable material for the Namoya Summit - Filon B targets at Namoya;
•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and
•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

SELECTED FINANCIAL RESULTS

Selected Financial Data	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014

Revenues ($000's)	42,597	26,534	41,003	83,600	56,973
Production costs ($000's)	(20,943)	(15,697)	(17,895)	(38,838)	(35,704)
Depletion and depreciation ($000's)	(7,125)	(6,545)	(6,386)	(13,511)	(10,936)
Gross earnings from operations ($000's)	14,529	4,292	16,722)	31,251	10,333

General & administration ($000's)	(3,663)	(3,159)	(2,787)	(6,450)	(4,625)
Finance expenses ($000's)	(7,284)	(3,728)	(6,055)	(13,339)	(7,053)
Net (loss)/income ($000's)	(48,666)	(2,998)	6,780	(41,886)	(3,702)
EBITDA ($000's)	14,717	4,886	18,895	33,612	10,828
Basic net (loss)/earnings per share ($/share)	(0.19)	(0.01)	0.03	(0.17)	(0.01)

Revenues

Revenues increased $16.1M, or 61%, and $26.6M, or 47%, in the three and six month periods ended June 30, 2015, respectively, as compared to the corresponding periods of 2014 as a result of significant increases in gold ounces sold, partially offset by lower average realized gold prices. The average gold price received on ounces sold in Q2 2015 was $1,194 per ounce compared to $1,292 per ounce received in Q2 2014. The average realized gold price was consistent with the average spot price for the period.

Production costs by element

Production	Q2 2015	Q2 2014	Change	$/oz Sold			H1 2015	H1 2014	Change	$/oz Sold
Costs	($000's)	($000's)	(%)	Q2 2015	Q2 2014	Change %	($000's)	($000's)	(%)	H1 2015	H1 2014	Change %
Raw materials and consumables	4,761	4,214	13%	133	205	(35%)	10,177	8,265	23%	146	184	(21%)
Diesel	3,216	4,625	(30%)	90	225	(60%)	7,111	8,883	(20%)	102	198	(48%)
Salaries	4,956	3,474	43%	139	169	(18%)	8,967	6,970	29%	129	155	(17%)
Contractors	3,051	1,638	86%	86	80	8%	5,999	4,816	25%	86	107	(20%)
Other overhead	3,032	2,520	20%	85	123	(31%)	5,899	4,787	23%	85	106	(20%)
Inventory adjustments	1,927	(774)	(349%)	54	(38)	(242%)	685	1,983	(65%)	10	44	(77%)
Total production costs	20,943	15,697	33%	587	764	(23%)	38,838	35,704	9%	558	794	(30%)

Production costs, excluding inventory adjustments, for the three and six month periods ended June 30, 2015 increased 15% and 13%, respectively, from the same prior year periods, as a result of increased mine and mill productivity, however, as a result of improved operating efficiencies the per unit costs decreased by 26% and 31%, respectively. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased by 13% and 23%, in the three and six month periods ended June 30, 2015, respectively, as compared to the corresponding periods in 2014 as a result of increased mill productivity. While the gross spending on raw materials and consumables increased during the period, the cost per ounce sold decreased significantly due to the benefits of increased throughput. During the first half of 2014, the plant expansion was ramping up and the operation was just beginning to increase production levels towards the upgraded design capacity.

Diesel

Diesel costs decreased 30% and 20% during the three and six month periods ended June 30, 2015, respectively, as compared to the corresponding periods in 2014 primarily due to favorable market conditions. As a result of the decrease in the cost of diesel coupled with the aforementioned increases in production, on a per ounce sold basis diesel decreased 60% and 48% in the three and six month periods ended June 30, 2015, respectively, as compared to the corresponding 2014 periods.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Salaries

Salaries increased 43% and 29% in the three and six month periods ended June 30, 2015, respectively, compared to the corresponding periods of 2014 primarily due to the increase in production bonuses, the scale of the operational activities as a result of the completion of the plant upgrade in 2014 as well as the impact of using increased levels of internal resources in the place of certain contractors and normal course inflationary increases. On a per ounce sold basis, salaries decreased 18% and 17% for the three and six month periods ended June 30, 2015, respectively, as a result of operational efficiencies with the increased levels of productivity.

Contractors

Contractors expense increased 86% and 25% in the three and six month periods ended June 30, 2015, respectively, compared to the corresponding periods of 2014 as a result of on-site contractor services and daily equipment hire in Q2 2014 being utilized for TMF construction as opposed to mining activities. On a per ounce sold basis, contractors increased 8% and decreased 20% for the three and six month periods ended June 30, 2015, respectively, compared to the corresponding prior year periods as a result of the allocation of resources in the three month period and as a result of operational efficiencies with the increased levels of production in the six month period.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, IT expenses, human resources expenditures, travel and camp costs, increased 20% and 23%, respectively, in the three and six month periods ended June 30, 2015 compared to the corresponding periods of 2014 as a result of the increased levels of production and the resulting sales.

Inventory adjustments

Inventory adjustments reversed direction in the three month period ended June 30, 2015 compared to the corresponding period of 2014 as a drawdown of gold bullion compared to inventory build-up in the prior year period. In the six month period ended June 30, 2015, compared to the corresponding period of 2014, the inventory adjustment decreased as a result of a moderate drawdown in gold bullion offset by ore stockpiling as compared to a much larger drawdown in gold bullion in 2014.

General and administrative expenses

The table below provides general and administrative expenses for the three and six month periods ended June 30, 2015 and 2014.

General &	Q2 2015	Q2 2014	Change	$/oz Sold			H1 2015	H1 2014	Change	$/oz Sold
administrative expenses	($000's)	($000's)	(%)	Q2 2015	Q2 2014	Change %	($000's)	($000's)	(%)	H1 2015	H1 2014	Change %
Salaries and employee benefits	861	733	17%	24	36	(33%)	1,719	1,460	18%	25	32	(22%)
Consulting, management, and professional fees	624	429	45%	17	21	(19%)	812	553	47%	12	12	0%
Office and sundry	814	297	174%	23	14	64%	1,333	692	93%	19	15	27%
DRC corporate office	1,044	917	14%	29	45	(36%)	2,004	917	119%	29	20	45%
Depreciation	24	17	41%	1	1	0%	48	31	55%	1	1	0%
Other	296	766	(61%)	8	37	(78%)	534	972	(45%)	8	22	(64%)
General and administrative expenses	3,663	3,159	16%	102	154	(34%)	6,450	4,625	39%	94	102	(8%)

Other charges & provisions	2,033	192	959%	57	9	533%	2,777	2,095	33%	40	47	(15%)

General and administrative expenses increased to $3,663 and $6,450 for the three and six month periods ended June 30, 2015, respectively, as compared to $3,159 and $4,625, respectively, for the corresponding periods in 2014. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits increased 17% and 18% in the three and six month periods ended June 30, 2015 as compared to the corresponding periods in 2014 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases.

Consulting, management, and professional fees

Consulting, management, and professional fees, which include mainly legal and auditing fees, increased to $624 and $812 for the three and six month periods ended June 30, 2015, respectively, compared to $429 and $553, respectively, for the corresponding periods of 2014, as a result of increased costs related to financing activities.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Office and Sundry

Office and sundry increased to $814 and $1,333 for the three and six month periods ended June 30, 2015, compared to $297 and $692, respectively, for the corresponding periods of 2014, as a result of the additional costs associated with government fees.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three and six month periods ended June 30, 2015, DRC regional office support expenses were $1,044 and $2,004, respectively, as compared to $917 for the corresponding periods of 2014. The increase in expenses was due to support resources now focusing more on the requirements of mine operations as opposed to exploration activities in the first quarter of 2014.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to being a publicly traded company and contributions to the Banro Foundation.

Other charges and provisions

Other charges and provisions were $2,033 and $2,777 for the three and six month periods ended June 30, 2015, respectively, compared to $192 and $2,095, respectively, in the corresponding periods of 2014, predominately representing the fair value losses on financial instruments.

Finance expenses

Finance expenses increased significantly in the three and six month periods ended June 30, 2015 compared to the corresponding periods of 2014 as a result of increases in interest and dividends due to changes in the capital structure of the Company during 2014 including the issuance of preferred shares and notes as well as increases in transaction costs associated with the financing activities carried out during the period.

Impairment Charge

During the second quarter of 2015, the Company recorded an impairment charge totalling $50.2 million against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $396 million as at June 30, 2015. Refer to the Namoya – Mine Under Construction section above.

Net loss

The Company’s net loss for the three and six month periods ended June 30, 2015 was $48,666 and $41,886, respectively, as compared to a loss of $2,998 and $3,702, respectively, in the corresponding prior year periods. The net losses in the current year periods are a result of an impairment charge recognized during the period for $50,200. Adjusting for this non-cash impairment loss, the Company would have recognized net income of $1,534 and $8,314 for the three and six month periods ended June 30, 2015, respectively, as gross earnings from operations continued to contribute significantly to the bottom line while being heavily offset by interest charges and financing costs.

EBITDA

EBITDA for the three and six month periods ended June 30, 2015 was $14,717 and $33,612, respectively, which includes an adjustment for the non-cash impairment charge recognized, resulting in a significant increase from the prior year periods.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $2,882 in the three month period ended June 30, 2015, an increase of 15% compared to the same prior year period, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	Q2 2015	Q2 2014	Change	H1 2015	H1 2014	Change
	($000's)	($000's)	(%)	($000's)	($000's)	(%)
Twangiza project	429	248	73%	797	1,553	(49%)
Namoya project	512	629	(19%)	796	1,120	(29%)
Lugushwa project	817	439	86%	1,426	1,697	(16%)
Kamituga project	806	449	80%	1,416	1,885	(25%)
Banro Congo Mining SARL	318	740	(57%)	655	802	(18%)
	2,882	2,505	15%	5,090	7,057	(28%)

Mine development expenditures

During the first half of 2015, the Company incurred development expenditures of $32,307 (H1 2014 - $43,202), net of pre-production revenue of $23,188 (H1 2014 - $6,411), with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset.

Mine Development Expenditures	H1 2015	H1 2014	Change
	($000's)	($000's)%
Mine development expenditures	55,495	49,613	12%
Pre-commercial production revenue	(23,188)	(6,411)	262%
Net expenditures	32,307	43,202	(25%)

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $32,307 of mine development expenditures is $3,766 of depreciation and $12,277 of capitalized interest. Pre-commercial production revenue at Namoya consists of revenue from the sale of 20,184 ounces of gold sold at an average price of $1,145 per ounce, an amount lower than the average market price due to the recognition of ounces sold in relation the Namoya stream financing being recognized based on an implied value per ounce.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2015. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013

Revenues	42,597	41,003	35,178	33,285	26,534	30,439	27,022	27,133
Gross earnings from operations	14,529	16,722	10,965	8,093	4,292	6,041	3,090	2,950
Net (loss)/income	(48,666)	6,780	272	3,750	(2,998)	(704)	2,086	(3,671)
Loss/(earnings) per share, basic ($/share)	(0.19)	0.03	0.00	0.01	(0.01)	0.00	0.01	(0.01)
(Loss)/earnings per share, diluted ($/share)	(0.19)	0.03	0.00	0.01	(0.01)	0.00	0.01	(0.01)

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

The Company recorded revenue of $42,597 for the three month period ended June 30, 2015 and a net loss of $48,666. Revenue for the three month period ended June 30, 2015 was higher than the prior quarter due to an increase in gold ounces sold due to the timing of gold sales partially offset by lower revenue per ounce at Twangiza, while gross earnings from operations decreased as a result of increases in operating costs. During the second quarter of 2015, an impairment charge of $50,200 relating to the Mine Under Construction resulted in a significant net loss.

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three month period ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three month period ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2015, the Company had cash and cash equivalents of $9,270 compared to cash and cash equivalents of $1,002 as at December 31, 2014. As a result of the minimal liquidity available as at December 31, 2014, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out further financings of $20 million in February 2015, $30 million in April 2015 in the form of gold forward sales and $50 million in April 2015 in the form of a gold stream relating to the Namoya Mine.

During the three month period ended June 30, 2015, the Company spent $2,150 in cash for exploration and evaluation expenditures and $16,558 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $1,725 spent on exploration and evaluation expenditures and $15,726 spent on the development of the Namoya mine during Q2 2014). In addition, during Q2 2015, the Company spent $4,151 on capital assets (compared to $4,266 spent during Q2 2014) to carry on its projects in the DRC.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. On April 30, 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, as described above. In connection with the closing of these financing transactions, the Company extinguished all of the outstanding backstop facility notes issued in the third and fourth quarters of 2014 for approximately $40.7 million.

In the second quarter of 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provides for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

The Company expects to have access to sufficient funds to carry out the balance of its proposed 2015 operating and capital budgets for the Twangiza and Namoya mines and for corporate overhead. If necessary, having regard to the Company’s liquidity requirements, the Company may also elect to defer non-essential expenditures planned for 2015 to a future year.

As a result of restrictive covenants in the indenture under which the Company’s outstanding $175,000 in aggregate principal amount of senior secured notes (“Notes”) were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company will need to further examine funding options.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at June 30, 2015 are described in the following table:

Contractual Obligations	Payments due by period

		Less than	One to three	Four to five
	Total	one year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	1,372	322	1,050	-
Bank loans	13,674	13,674	-	-
Derivative instruments	48,760	22,659	26,101	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering	35,000	17,500	17,500	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Executive Chairman, the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six month periods ended June 30, 2015 and 2014 was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

	Q2 2015	Q2 2014	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	833	631	1,650	1,278
Share-based payments	153	297	506	297
Other benefits	18	17	38	33
Employee retention allowance	63	46	126	92
	1,067	991	2,320	1,700

During the three and six month periods ended June 30, 2015, directors fees of $72 and $130 (three and six month periods ended June 30, 2014 - $77 and $169) were incurred for non-executive directors of the Company. As of June 30, 2015, $74 was included in accrued liabilities as a payable to three directors (December 31, 2014 - $86).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserve and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the six month period ended June 30, 2015 included:

June 30, 2015
Risk free interest rate	0.46% - 1.00%
Expected life	3 years
Annualized volatility	85.64 - 93.46%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.09 - $0.25

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s Interim Financial Statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. These are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards but does not expect these standards to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the “Notes”) are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 31(c) of the Interim Financial Statements for additional details.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents and restricted cash are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company will need to further examine funding options. See Note 31(e) of the Interim Financial Statements for additional details.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financings subsequently carried out, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness and preferred share obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments and preferred share dividends instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 12, 2015, the Company had outstanding 252,151 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 22,895 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 18, 2017. Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2014 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the information technology general controls (“ITGC”) and in the controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2014, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, there was a material weakness in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

With respect to ITGC, in H1 of 2014, the Company embarked on a SAP implementation that was fully operational by Q3 2014. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in H2 of 2014, which was deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. Management has used external consultants in conjunction with internal resources to implement controls over access security and change management during H1 2015, however, operating effectiveness of these controls will be evaluated in H2 2015.

With respect to internal controls in 2014 over the preparation and review of the statement of cash flow, it came to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company restated the statement of cash flow as disclosed in note 34 of the 2014 Annual Financial Statements. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow existed given the application of this inappropriate accounting treatment in 2014. In the third quarter of 2014, the Company added two additional chartered professional accountants to the finance team with extensive experience in IFRS with major publicly traded companies in the mining industry. Management believes that the enhanced finance team is capable of addressing the preparation and review of the statement of cash flow.

With respect to internal controls in 2014 over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it came to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During the relevant reporting period, management’s key focus in performing the impairment analysis was on ensuring that the information included in the models was complete and accurate in order to ensure appropriate conclusions were reached for financial reporting. As no issues were identified with respect to the inputs, assumptions and formulas that would change the conclusions reached in the impairment models, management intends to enhance the level of documentation maintained in the review process in relevant reporting periods through the establishment of enhanced standard documentation procedures.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Refer to the discussion above for the Company’s remediation plan with respect to material weaknesses identified in 2014.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	28,068	22,242	24,281	52,349	46,640
Less: Depletion and depreciation	(7,125)	(6,545)	(6,386)	(13,511)	(10,936)
Total cash costs	20,943	15,697	17,895	38,838	35,704
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
Cash cost per ounce ($/oz)	587	764	527	558	794

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	28,068	22,242	24,281	52,349	46,640
Less: Depletion and depreciation	(7,125)	(6,545)	(6,386)	(13,511)	(10,936)
Total cash costs	20,943	15,697	17,895	38,838	35,704
Sustaining capital	4,074	3,709	1,825	5,899	4,839
All-in cash costs	25,017	19,406	19,720	44,737	40,543
Gold sales (oz)	35,665	20,537	33,956	69,621	44,964
All-in cash cost per ounce ($/oz)	701	945	581	643	902

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q2 2015	Q2 2014	Q1 2015	H1 2015	H1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Net (loss)/income	(48,666)	(2,998)	6,780	(41,886)	(3,702)
Interest and Financing Costs	6,035	1,322	5,704	11,739	3,563
Taxes	-	-	-	-	-
Depletion and depreciation	7,148	6,562	6,411	13,559	10,967
Impairment	50,200	-	-	50,200	-
EBITDA	14,717	4,886	18,895	33,612	10,828

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2015

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources disclosed by the Company, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, the Company’s reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information disclosed by the Company may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov